Exhibit (a)(1)

STATE of DELAWARE
CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

•	First: The name of the trust is ARCHSTONE CAPITAL BUILDER

•	Second: The name and address of the Registered Agent in the State of Delaware is

Corporation Service Company and its address is located at 2711 Centerville Road, Suite 400, Wilmington, County of Delaware 19808

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Third:  The Statutory Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

•	Fourth: (Insert any other information the trustees determine to include therein.)

The name of the initial trustee is Joseph S. Pignatelli.  The business address of the trustee is 360 Madison Avenue, 20th Floor, New York, NY 10017.

The trustees of the Trust, as set forth in its governing instrument, reserve the right to amend, alter, change or repeal any provision contained in this Certificate of Trust, in any manner now or hereafter prescribed by statute.

By:	/s/ Joseph S. Pignatelli
Trustee(s)

Name:	Joseph S. Pignatelli
Typed or Printed